CADIZ INC.

550 South Hope Street

Suite 2850

Los Angeles, California 90071

May 17, 2023

SUBMISSION VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attn:	Cheryl Brown, Staff Attorney

Re:	Cadiz Inc.
Registration Statement on Form S-3
Filed May 10, 2023
File No. 333-271807

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Cadiz Inc. (the “Company”) hereby requests acceleration of the effective date of the above-referenced Registration Statement to May 19, 2023, 4:00 p.m., Eastern Time, or as soon thereafter as is reasonably practicable.

Thank you for your assistance in processing this filing. Should you have any questions or comments regarding this matter, please do not hesitate to contact the Company’s counsel, Mr. Kevin Friedmann at (312) 456-1072 or Ms. Laurie Green at (954) 768-8232.

Sincerely,

/s/ Stanley E. Speer
Stanley E. Speer,
Chief Financial Officer

cc:	Kevin Friedmann, Esq., Greenberg Traurig, LLP
Laurie Green, Esq., Greenberg Traurig, LLP